EXHIBIT 99.1

Till Capital Commences Trading on the Nasdaq Listing

HAMILTON, Bermuda, May 26, 2015 (GLOBE NEWSWIRE) -- Till Capital Ltd. (TSX.V:TIL) (Nasdaq:TIL) (the "Company" or "Till"), a Bermuda domiciled company, is pleased to announce that effective today, the Company's shares have commenced trading on the Nasdaq Capital Market under the ticker symbol "TIL".

The Company also announces the appointment of Ms. Laetitia Hupman as Corporate Secretary. Ms. Hupman replaces Ms. Christina Swan effective May 15, 2015. We thank Ms. Swan for her service to the Company.

Laetitia Hupman, Corporate Secretary

Ms. Hupman brings extensive corporate secretarial knowledge to her role as Corporate Secretary, having worked in both the Cayman Islands and Bermuda over the past 15 year for large international trust and corporate administration companies. Joining Compass Administration in 2014, she provides corporate administration and company secretarial support to exempt, insurance and segregated account companies ensuring they comply with statutory and regulatory requirements. Ms. Hupman holds a Bachelor of Business Administration degree from Acadia University, Canada (2000) and is an associate member of the Institute of Chartered Secretaries and Administrators (Canada). She is the current Deputy Chair of the Institute of Chartered Secretaries and Administrators (Canada) – Bermuda Branch.

Till Capital Ltd.

Till Capital Ltd. is a Bermuda-domiciled company with two wholly-owned subsidiaries, Omega Insurance Holdings Inc. and Resource Re Ltd. Omega Insurance Holdings Inc. owns Omega General Insurance Company, a Canadian insurance company offering innovative and customized insurance industry solutions, including fronting and run-off services for insurers/reinsurers, within the Canadian marketplace. Omega Insurance Holdings Inc. also operates Focus Group Inc., a consulting and project management company servicing the local and international needs of its Property Casualty Insurance clients. Resource Re Ltd. is a Bermuda-domiciled reinsurance company regulated by the Bermuda Monetary Authority with a Class 3A insurance license directed to underwrite reinsurance policies within a long term investment strategy. Through its regulated subsidiaries, the Company has been structured to produce underwriting profits as well as above average returns on assets under management.

Cautionary Note

At this time, the Company has no current plans to provide earnings guidance due to the volatility of investment returns.

The Till Capital shares are restricted voting shares, whereby no single shareholder of Till Capital is able to exercise voting rights for more than 9.9% of the voting rights of the total issued and outstanding Till Capital shares (the "9.9% Restriction"). However, if any one shareholder of Till Capital beneficially owns, or exercises control or direction over, more than 50% of the issued and outstanding Till Capital shares, the 9.9% Restriction will cease to apply to the Till Capital shares.

This news release shall not constitute an offer to sell or a solicitation of an offer to buy any securities of Till Capital or any other securities, and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. Trading in the securities of Till Capital should be considered speculative.

Neither the TSX Venture Exchange nor its Regulatory Service Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the Bermuda Monetary Authority accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement Regarding Forward Looking Information

Except for statements of historical fact, this news release contains certain "forward-looking information" within the meaning of applicable securities laws. These forward-looking statements are intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995, and generally can be identified by phrases such as "plan", "except", "project", "intend", "believe", "anticipate", "estimate", "will", "could" and other similar words, or statements that certain events or conditions "may" occur. Such forward-looking statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, Till Capital assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change.

CONTACT: For additional information:

         Till Capital Ltd.
         William M. Sheriff
         Chairman and Chief Executive Officer
         (208) 635-5415
         info@tillcap.com
         www.tillcap.com